AVENDUS CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Filed Pursuant to Rule 17a-5(E)(3) Under the Securities Exchange Act of 1934
as a public document

March 31, 2018

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- **68226**

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/2017** (MM/DD/YY) AND ENDING **03/31/2018** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Avendus Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

455 Park Avenue, 19th Floor
(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Puneet Shivam **646-707-0789**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th floor	**New York**	**NY**	**10108**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*



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OATH OR AFFIRMATION

I, **Puneet Shivam**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Avendus Capital, Inc.**, as of **March 31**, 20 **18**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY JOYCE MARTINEZ
Notary Public - State of New York
NO. 01MA6264166
Qualified in New York County
My Commission Expires Jun 25, 2020

Notary Public

Signature

Executive Director

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

RAICH ENDE MALTER & CO. LLP

CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Avendus Capital Inc.
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Avendus Capital, Inc. as of March 31, 2018 and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Avendus Capital, Inc. as of March 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Avendus Capital, Inc.'s management. Our responsibility is to express an opinion on Avendus Capital, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Avendus Capital, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
We have served as Avendus Capital Inc.'s auditor since 2018
New York, New York
May 30, 2018

PrimeGlobal | *An Association of Independent Accounting Firms*

1

AVENDUS CAPITAL INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2018

ASSETS

Cash	$	1,899,008
Due from parent company		823,121
Prepaid expenses		24,327
Property and equipment, net		36,218
Deferred tax benefits		149,109
Security deposits		260,415
Total Assets	$	3,192,198

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$	478,510
Corporate taxes payable		80,974
Deferred rent		49,606
Total Liabilities	$	609,090

Stockholder's Equity
Common stock -1 million authorized, $0.01 par value

Class A 41,000 authorized, issued and outstanding	$	410
Class B 959,000 authorized, 698,000 issued and outstanding		6,980
Additional paid-in-capital		1,595,410
Retained earnings		980,308
Total Stockholder's Equity		2,583,108
Total Liabilities and Stockholder's Equity	$	3,192,198

The accompanying notes are an integral part of this financial statement.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Avendus Capital Inc. (the "Company") is a Delaware Corporation formed on December 21, 2007, and had been the wholly owned subsidiary of Avendus Capital Private Limited, located in India. Avendus Capital Private Limited is referred herein as the Parent or Parent Company.

On January 28, 2016 The Company restructured its share capital pursuant to which The Parent Company's shareholding in The Company has been reclassified into two classes of stock: (a) Class A Common Stock" having a par value USD 0.01. Each share of Class A Common is entitled to both voting rights and dividend and distribution rights; (b) Class B Common Stock (having par value USD 0.01. Each Class B Common share is entitled to only dividend and distribution rights and no voting rights.

The Company commenced operations as a Broker/Dealer on September 28, 2010, with its membership approved on September 14, 2010, by the Financial Industry Regulatory Authority (FINRA). The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

The Company earns revenues from providing investment banking with a focus on providing mergers and acquisition and private equity fund raising solutions to companies in the information technology and outsourcing services sectors.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The financial statements of the Company are prepared on the accrual basis of accounting. Accordingly, fee income is recognized when earned at the time the transaction is completed, the income is reasonably determinable and collection is probable.

Deferred Tax benefits

The deferred tax benefits represent the amortization of start-up costs of $1,024,065 over 15 years resulting in a tax deduction of $68,271 per year and a tax benefit of approximately $25,000 per year creating a temporary timing difference of the tax benefit. The unamortized tax benefit at March 31, 2018 is $149,109.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the statement of financial condition, and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company maintains its accounts at Citibank and the amount is fully insured up to $250,000 by the Federal Deposit Insurance Corporation (FDIC). There are times when the cash balances exceed $250,000. The cash balance including the security deposit, at Citibank at March 31, 2018 was $2,153,423.

Management regularly monitors the financial condition of this institution in order to keep the potential risk to a minimum. The Company exceeded the FDIC insured amount at March 31, 2018 by $1,903,423.

Property and Equipment

The Company's property and equipment consists of office furniture and fixtures, equipment and leasehold improvements. The cost of office furniture and fixtures, equipment, and leasehold improvements at March 31, 2018, was $27,852 and $8,366, respectively net of accumulated depreciation and amortization of $17,780 and $2,004, respectively. Amortization and depreciation is recorded on a straight line basis over their estimated useful lives, which is estimated at 5-7 years.

NOTE 3 – RISKS AND UNCERTAINITIES

Risks

The Company is subject to substantial risks from, among other things, changes in the economic climate and its effect on prospective clients and their need for capital or financial advisory services offered by The Company, rapidly changing customer requirements, limited operating history, and the volatility of public markets.

Contingencies

Certain conditions may exist as of the date the financial statements are issued that may result in an additional loss to the Company but that will only be resolved when one or more future events occur or fail to occur. The Company's management assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies, there are no legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings. If the assessment of a contingency indicates that it is probable and that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. There are no such accruals on these financial statements.

NOTE 4 – INCOME TAXES

The Company is a C-corp for tax purposes, and accordingly files federal, state and local income tax returns. The Company is subject to federal, states and local taxes.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year.

The Company has a deferred tax asset of approximately $149,109 at March 31, 2018 resulting from the amortization of start-up costs for tax purposes that were expensed when incurred in accordance with generally accepted accounting principles in the United States of America ("GAAP). The start-up costs are being amortized over a 15-year period for tax reporting purposes at an annual expense of $68,271 through September 30, 2025.

The current provision for taxes on book income is as follows:

Federal	$	177,091
NYS		55,009
NYS MTA		4,356
NYC		61,938
NJ & Delaware		740
		299,134

The effective tax rate differs from the statutory tax rate due to the result of under accruals in the prior year, the effect of timing differences from depreciation, amortization and deferred rent and the inclusion of corporate taxes for New York State, New York City and New Jersey. In addition the provision for taxes reflects a lower effective rate for deferred tax assets due to lower future tax rates as a result of the "Tax Cuts and Jobs Act" enacted in December 2017.

NOTE 5 – DEFERRED RENT

The Company has a total future lease commitment on 445 Park Avenue in the amount of approximately $921,257 at March 31, 2018. The Company, however, received free rent for the first three months of the lease. The free rent resulted in a deferred rent liability of $49,606 at March 31, 2018.

NOTE 6 – LEASE COMMITMENT

The Company relocated its office to 445 Park Avenue, 19th floor from 499 Park Avenue in New York City in April, 2017. The lease term is five years, expiring on February 28, 2022. The lease calls for rent and utilities of $18,040 per month plus escalations starting August 1, 2017. Electricity will be charged in addition by a sub meter, based on usage. The future minimum lease payments required under the operating lease are as follows:

Years ending December 31,		
2018	$	167,788
2019		230,238
2020		237,145
2021		244,259
2022		41,827
Total		921,257

NOTE 7 – SECURITY DEPOSIT

The lease deposit at March 31, 2018 was $254,415 and is in the form of "Restricted Cash" in two certificates of deposits at Citibank. The certificates of deposits are recorded at cost plus accrued interest, which approximates fair value. There is an additional security deposit of $6,000.

NOTE 11 – RELATED PARTY TRANSACTIONS

The Company provided services to its Parent pursuant to an "Intercompany Services Agreement" dated October 10, 2010. The Intercompany Services Agreement calls for the Company to provide support activities to the Parent in relation to presentation preparation, partner identification, prospect qualification and outreach, coordination of information flow and program management support. At March 31, 2018 the Company has a due from parent company of $823,121 for revenue earned and expense reimbursements pursuant to this agreement.

NOTE 12 – NET CAPITAL REQUIREMENT

The Company is a member of FINRA , and is a subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2018, the Company had net capital of $1,289,918, which exceeded the minimum requirement of $40,606 by $1,249,312. At March 31, 2018 the Company's ratio of aggregate indebtedness to net capital was 47.22%.

NOTE 13 – SUBSEQUENT EVENTS

Subsequent events have been evaluated through May 30, 2018, which is the date the financial statements were available to be issued. There were no occurrences that required additional disclosure.